5K

This is a Speciman Policy for a VUL. The 350 is the same policy without the policy fee and different specified amounts. VUL I + VUL II

Variable Universal Life Policy and Riders

IDS Life Insurance Company
IDS Tower 10
Minneapolis, Minnesota 55440

Flexible Premium Variable Life Insurance Policy

- **Adjustable death benefit payable at insured's death prior to the maturity date.**
- **Cash surrender value payable on the maturity date.**
- **Flexible premiums payable during the lifetime of the insured until the maturity date.**
- **Death Benefit Guarantee.**
- **This policy is nonparticipating. Dividends are not payable.**

Insured:	John Doe	Policy Number:	9090-1234,567
Policy Date:	January 15, 1994	Initial Specified Amount:	$350,000
Maturity Date:	January 15, 2059	Initial Death Benefit Option:	Option 1
Issue Age:	35		

Prospectus VUL

This is a life insurance policy. It is a legal contract between you, as the owner, and us, IDS Life Insurance Company, A Stock Company. **Please read your policy carefully.**

In consideration of your application and payment of the initial premium, we issue this policy and we promise:

1. to pay the proceeds to you if, on the maturity date, the insured is living and this policy is in force; or
2. to pay the proceeds described in this policy to the beneficiary if we receive proof satisfactory to us that the insured died while this policy was in force.

The owner and beneficiary are as named in the application unless they are changed as provided in this policy.

The amount and duration of the death benefit of this policy may increase or decrease as described herein depending on the investment experience of the subaccounts.

A death benefit guarantee is provided until the later of 5 years from the policy date or the insured's attained age 70 if minimum monthly premiums are paid as defined in this policy.

The policy value of this policy may increase or decrease daily depending on the investment experience of the subaccounts. There is no guaranteed minimum policy value.

Notice of your right to examine this policy. If for any reason you are not satisfied with this policy, return it to us or our representative by the latest of the:
a) 10th day after you receive it; or
b) 10th day after we mail or personally deliver to you a written Notice of Withdrawal Right; or
c) 45th day after the application is signed.

We will then cancel this policy and refund all premiums that you have paid. This policy will then be considered void from its start.

Signed for and issued by IDS Life Insurance Company in Minneapolis, Minnesota, as of the policy date shown above.

Grp II

Give Back to An... on Friday 1/...

President:
Richard W Kling

Secretary:
William A. Stoltzmann

Specimen

30060 2/87

Due to the special requirements of some states, the wording of certain provisions in the policy form actually issued by us may differ from this specimen.

33633 A (7/97)

Guide to Policy Provisions

Policy Data

Insured:	John Doe	Initial Specified Amount:	$350,000
Issue Age:	35	Minimum Specified Amount:	Policy year 1 - $350,000; years 2-5 - $325,000; years 6-10 - $300,000; thereafter - $275,000
Rating Classification:	Standard Nonsmoker		
Type of Policy:	Flexible Premium Variable Life	Initial Premium:	$3000.00
		Scheduled Premium:	$3000.00 per year payable annually
Initial Death Benefit Option:	Option 1	Minimum Monthly Premium:	$179.91 per month
Policy Number:	9090-1234,567	Premium Expense Charge:	5% of premium
Policy Date:	January 15, 1994	Current Policy Fee:	$0.00 per month
Maturity Date:	January 15, 2059*	Death Benefit Guarantee Charge:	$3.50 per month
Monthly Date:	15		
		Partial Surrender Fee:	$25.00

Table of Surrender Charges

Policy Year	Beginning of year	End of year
1 - 5	$3153.50	$3153.50
6	3153.50	2522.80
7	2522.80	1892.10
8	1892.10	1261.40
9	1261.40	630.70
10	630.70	0.00

This table applies to the initial specified amount for the first 10 policy years. Additional charges will apply to each increase in the specified amount for 10 years after the effective date of the increase. After year 5, surrender charges decrease monthly.

The surrender charge at any time is the lesser of: 1) the charge shown in the table above; or 2) an amount equal to (a) + (b) + (c) where (a) is 27.5% of the first $3,503.50 of premium payments, and (b) is 6.5% of all premium payments in excess of $3,503.50, and (c) is $1400.00 in policy years 1 - 5. After year 5, amount (c) decreases monthly, and will be zero at the end of year 10.

Note:

The initial specified amount includes the policy value.

*Coverage will expire prior to the maturity date when the policy values are insufficient to pay the charges assessed on a monthly anniversary. Because the policy values may be based on the investment results of the subaccounts, the payment of scheduled premiums or unscheduled premiums in any amount or frequency will not guarantee that the policy will remain in force unless Minimum Monthly Premiums have been paid.

Payments allocated to the Fixed Account will receive the rate in effect when the payment is received in the IDS Home Office. We reserve the right to change the interest rate declared on Fixed Account values and subsequent premiums. Any loaned policy value will earn interest at 4.5%.

9090-1234,567

Investment Options		Initial Premium Allocations
IDS Life Fixed Account		0.000%
IDS Life Variable Life Separate Account		
Subaccounts that invest in portfolios ("the Portfolios") of the IDS Life Series Fund, Inc.:		
U	Int'l Equity Portfolio	70.000%
V	Income Portfolio	15.000%
W	Money Market Portfolio	0.000%
X	Managed Portfolio	15.000%
Y	Government Securities Portfolio	0.000%
Subaccounts that invest in unit investment trusts ("the Trusts") of the Shearson Lehman Brothers Stripped ("Zero Coupon") U. S. Treasury Securities Fund, Series A:		
2004V	2004 Trust	0.000%

Schedule of Benefits and Riders

	Effective Date	Expiration Date	Monthly Cost of Insurance
Flexible Premium Variable Life	January 15, 1994	January 15, 2059	See policy form
Accidental Death Benefit Rider - $25,000 -	January 15, 1994	January 15, 2029	See policy form
Children's Level Term Insurance - 5.0 units with Waiver of Monthly Deduction (1.0 unit = $1,000)	January 15, 1994	January 15, 2024	$.60 per unit
Other Insured Rider	See Policy Data Supplemental Page for information as to coverage, amounts, and cost of insurance for any Other Insured.		
Waiver of Monthly	January 15, 1994	January 15, 2019	See rider form

Policy Data Supplemental Page
Other Insured Rider

Policy Number:	9090-1234,567
Other Insured:	Jane J. Doe
Issue Age:	35
Face Amount:	$25,000
Minimum Face Amount:	$25,000
Effective Date:	January 15, 1994
Expiration Date:	January 15, 2051
Monthly Cost of Insurance:	See rider form. The guaranteed monthly cost of insurance rates shown on pages 4 and 5 of policy will apply to the Other Insured.
Rating Classification:	Standard Non-Smoker

Male Rate Table

Guaranteed Maximum Monthly Cost of Insurance Rates per $1,000 for Insureds with a Standard Rate Classification

Attained Age	Smoker Standard	Standard Non-Smoker	Attained Age	Smoker Standard	Standard Non-Smoker	Attained Age	Smoker Standard	Standard Non-Smoker
0	$ .34	N/A	35	$ .21	$ .14	70	$ 4.67	$ 2.93
1	.08	N/A	36	.23	.14	71	5.08	3.31
2	.08	N/A	37	.25	.15	72	5.55	3.63
3	.08	N/A	38	.27	.16	73	6.08	4.05
4	.07	N/A	39	.30	.17	74	6.66	4.54
5	.07	N/A	40	.32	.19	75	7.31	5.06
6	.07	N/A	41	.36	.20	76	7.99	5.61
7	.06	N/A	42	.39	.22	77	8.68	6.21
8	.06	N/A	43	.43	.23	78	9.37	6.83
9	.06	N/A	44	.47	.25	79	10.08	7.49
10	.06	N/A	45	.52	.27	80	10.86	8.22
11	.06	N/A	46	.57	.29	81	11.71	9.05
12	.07	N/A	47	.62	.32	82	12.66	9.99
13	.08	N/A	48	.67	.34	83	13.73	11.07
14	.09	N/A	49	.73	.37	84	14.88	12.26
15	.11	N/A	50	.79	.41	85	16.07	13.55
16	.12	N/A	51	.87	.44	86	17.27	14.91
17	.13	N/A	52	.95	.48	87	18.45	16.34
18	.14	N/A	53	1.05	.53	88	19.76	17.80
19	.15	N/A	54	1.16	.59	89	21.08	19.33
20	.19	$ .14	55	1.27	.65	90	22.42	20.94
21	.19	.13	56	1.39	.72	91	23.82	22.66
22	.19	.13	57	1.52	.79	92	25.33	24.57
23	.18	.13	58	1.65	.87	93	27.31	26.76
24	.18	.13	59	1.80	.96	94	29.94	29.63
25	.17	.12	60	1.95	1.06	95	30.16	30.16
26	.17	.12	61	2.13	1.17	96	32.66	32.66
27	.17	.12	62	2.33	1.29	97	35.23	35.23
28	.17	.12	63	2.56	1.43	98	37.89	37.89
29	.17	.12	64	2.81	1.60	99	40.64	40.64
30	.17	.12	65	3.08	1.78			
31	.18	.12	66	3.37	1.97			
32	.18	.12	67	3.67	2.18			
33	.19	.12	68	3.98	2.41			
34	.20	.13	69	4.31	2.66			

For insureds with other than a standard rating classification, the guaranteed monthly cost of insurance rates are calculated by multiplying the above monthly rates by the Special Class Rating Factor shown under Policy Data.

Female Rate Table

Guaranteed Maximum Monthly Cost of Insurance Rates per $1,000 for Insureds with a Standard Rate Classification

Attained Age Smoker	Standard	Standard Non-	Attained Smoker	Age	Standard Non-Standard	Attained Smoker		Standard Non-Age Standard
0	$ .24	N/A	35	$ .16	$ .12	70	$ 2.36	$ 1.78
1	.07	N/A	36	.17	.13	71	2.58	1.96
2	.06	N/A	37	.19	.13	72	2.84	2.19
3	.06	N/A	38	.20	.14	73	3.17	2.47
4	.06	N/A	39	.22	.16	74	3.55	2.80
5	.06	N/A	40	.25	.17	75	3.93	3.17
6	.06	N/A	41	.27	.18	76	4.45	3.58
7	.06	N/A	42	.30	.20	77	4.93	4.02
8	.05	N/A	43	.33	.21	78	5.45	4.50
9	.05	N/A	44	.35	.23	79	6.01	5.03
10	.05	N/A	45	.38	.24	80	6.63	5.62
11	.05	N/A	46	.41	.26	81	7.33	6.31
12	.06	N/A	47	.44	.28	82	8.15	7.11
13	.06	N/A	48	.47	.30	83	9.08	8.05
14	.06	N/A	49	.50	.32	84	10.19	9.10
15	.07	N/A	50	.54	.34	85	11.32	10.26
16	.07	N/A	51	.58	.37	86	12.62	11.53
17	.07	N/A	52	.62	.40	87	13.84	12.91
18	.08	N/A	53	.68	.43	88	15.36	14.39
19	.08	N/A	54	.73	.47	89	16.78	16.00
20	.09	$ .08	55	.78	.51	90	18.45	17.75
21	.09	.08	56	.84	.55	91	20.26	19.68
22	.10	.08	57	.89	.58	92	22.30	21.86
23	.10	.08	58	.94	.62	93	24.66	24.42
24	.10	.09	59	.99	.66	94	27.67	27.67
25	.10	.09	60	1.04	.71	95	28.95	28.95
26	.11	.09	61	1.12	.76	96	31.40	31.40
27	.11	.09	62	1.20	.83	97	33.93	33.93
28	.11	.09	63	1.32	.92	98	36.55	36.55
29	.12	.10	64	1.45	1.02	99	39.25	39.25
30	.12	.10	65	1.60	1.13			
31	.13	.10	66	1.75	1.25			
32	.14	.10	67	1.90	1.37			
33	.14	.11	68	2.04	1.50			
34	.15	.11	69	2.19	1.63			

For insureds with other than a standard rating classification, the guaranteed monthly cost of insurance rates are calculated by multiplying the above monthly rates by the Special Class Rating Factor shown under Policy Data.

Definitions

The following words are used often in this policy. When we use these words, this is what we mean:

accumulation unit
An accounting unit used to calculate the variable account value. It is a measure of the net investment results of each of the subaccounts.

age anniversary
The policy anniversary on which the insured becomes a certain attained insurance age.

cash surrender value
The policy proceeds if the policy is surrendered in full or matures. It is the policy value minus indebtedness, minus surrender charges as shown under Policy Data.

fixed account
Our general account. It is made up of our assets other than those in the subaccounts and those in any other segregated asset account.

fixed account value
The portion of the policy value that is allocated to the fixed account, including indebtedness.

in force
The insured's life remains insured under the terms of this policy.

indebtedness
All existing loans on this policy plus policy loan interest that has been accrued or added to the policy loan.

insurance age
The issue age shown under Policy Data as determined by us from the birthdate stated in the application. Attained insurance ages are determined from the policy date.

the insured
The person whose life is insured by this policy.

maturity date
The date on which proceeds, as defined herein, are payable if the insured is living. The maturity date is shown under Policy Data.

monthly date
The same day each month as the policy date. If there is no monthly date in a calendar month, the monthly date will be the first day of the next calendar month.

net premium
The portion of a premium paid that is credited to the policy as described in the Policy Values section. It is the premium paid minus the premium expense charge shown under Policy Data.

policy anniversary
The same day and month as the policy date each year that the policy remains in force.

policy date
The date from which policy anniversaries, policy years, and policy months are determined. Your policy date is shown under Policy Data.

policy value
The sum of the fixed account value and the variable account value.

proceeds
The amount payable by this policy as follows:

1. upon death of the insured, proceeds will be the death benefit under the option in effect as of the date of the insured's death, minus any indebtedness;
2. on the maturity date, proceeds will be the cash surrender value;
3. on surrender of the policy prior to the maturity date, proceeds will be the cash surrender value.

pro-rata basis
Allocation to the fixed account and each of the subaccounts. It is proportionate to the value (minus any indebtedness in the fixed account) that each bears to the policy value, minus indebtedness.

specified amount
An amount used to determine the death benefit and the proceeds payable upon death. The initial specified amount is shown under Policy Data.

subaccounts
The subaccounts named under Policy Data. Each is part of a separate investment account of ours.

terminate
This policy is no longer in force. All insurance coverage under this policy has stopped.

valuation date
Each day on which the New York Stock Exchange is open for trading, or any other day on which there is a sufficient degree of trading in the investments of the subaccounts such that the current value might be materially affected.

valuation period
The interval of time commencing at the close of business on each valuation date and ending at the close of business on the next valuation date.

variable account value
The sum of the values of the subaccounts under this policy.

we, our, us
IDS Life Insurance Company.

written request
A request in writing signed by you.

you, your
The owner of this policy. The owner may be someone other than the insured. The owner is shown in the application unless the owner has been changed as provided in this policy.

The Insurance Contract

What is the entire contract of insurance?

This policy and the copy of the application attached to it are the entire contract between you and us.

No one except one of our corporate officers (President, Vice President, Secretary, or Assistant Secretary) can change or waive any of our rights or requirements under this policy. That person must do so in writing. None of our representatives or other persons have the authority to change or waive any of our rights or requirements under this policy.

In issuing this policy, we have relied upon the application. The statements contained in the application are considered, in the absence of fraud, representations and not warranties. No statement made in connection with the application will be used by us to void the policy or to deny a claim unless that statement is part of the application.

When will the policy become incontestable?

After this policy has been in force during the insured's lifetime for two years from the policy date, we cannot contest the policy except for nonpayment of premiums.

Any additional specified amount, other than that resulting solely from a change in death benefit option, issued after the policy date will be incontestable only after such amount has been in force during the insured's lifetime for two years from the effective date of such amount.

Is there a suicide exclusion?

Suicide by the insured, whether sane or insane, within two years from the policy date is not covered by this policy. In this event, the only amount payable by us to the beneficiary will be the premium that you have paid, minus any indebtedness and partial surrenders.

If the insured commits suicide while sane or insane within the two years after the effective date of:

1. any additional specified amount other than that resulting solely from a change in death benefit option; or
2. any rider attached to this policy;

the amount payable by us will be limited to the monthly deductions for such additional amount or rider.

Can you exchange this policy?

Yes. Once during the first two policy years, you have the right to exchange this policy for a flexible premium adjustable life policy that provides for benefits that do not vary with the investment return of the subaccounts. This is done by transferring, without charge, the entire policy value to the fixed account.

Do you have voting rights?

All policy holders with variable account values will have voting rights. So long as federal law requires, you may have the right to vote at the meetings of the Variable Policy Owners. If you have voting rights, we will send you a notice of the time and place of any such meetings. The notice will also explain matters to be voted upon and how many votes you will have.

Do state laws apply?

Yes. This policy is governed by the law of the state in which it is delivered. The values and benefits of this policy are at least equal to those required by such state.

What if the insured's age or sex has been misstated?

If the insured's age or sex has been misstated, the proceeds payable upon death will be:

1. the policy value on the date of death; plus
2. the amount of insurance that the cost of the insurance on the insured (that was deducted from the policy value for the policy month in which such death occurred) would have purchased had the cost of the insurance been calculated using the Cost of Insurance Rates for the correct age and sex; minus
3. any indebtedness on the date of death.

When does this policy terminate?

This policy will terminate on the earliest of the following:

1. the date you request that coverage ends; or
2. the date you surrender the policy in full; or
3. the end of the grace period; or
4. the date of death of the insured; or
5. the maturity date.

Does this policy qualify for favorable tax treatment?

This policy is intended to qualify for treatment as a life insurance policy under Sections 72, 101, and 7702 of the Internal Revenue Code as they now exist or may later be amended.

We reserve the right to endorse this policy to comply with:

1. future changes in the Internal Revenue Code;
2. any regulations or rulings issued under the Code; and
3. any other requirements imposed by the Internal Revenue Service;

with respect to remaining qualified for treatment as a life insurance policy under these Code sections.

We will provide the owner with a copy of any such endorsement.

Owner and Beneficiary

What are your rights as owner of this policy?

As long as the insured is living and unless otherwise provided in this policy, you may exercise all rights and privileges provided in this policy or allowed by us.

What is a successor owner?

A successor owner becomes the new owner of this policy if you die during the lifetime of the insured. If no successor owner is living at the time of your death, ownership will pass to your estate. The successor owner, if any, is shown in the application unless changed as provided below.

How can you change ownership of this policy?

You can change the ownership of this policy by written request on a form approved by us. A successor owner may also be changed in this same way. The change must be made while the insured is living. Once the change is recorded by us, it will take effect as of the date of your request, subject to any action taken or payment made by us before the recording.

To whom are the proceeds paid on the insured's death?

We will pay the proceeds to the beneficiary or beneficiaries whom you have named in the application unless you have since changed the beneficiary as provided below. If the beneficiary has been changed, we will pay the proceeds in accordance with your last change of beneficiary request.

How do you change the beneficiary?

By making a satisfactory written request to us, you may change the beneficiary anytime while the insured is living. Once we record the change, it will take effect as of the date of your request, subject to any action taken or payment made by us before the recording.

If one or all of the beneficiaries die before the insured, to whom are the proceeds payable?

Only those beneficiaries who survive the insured's death may share in the proceeds. If no beneficiary survives the insured, we will pay the proceeds to you, if living; otherwise, to your estate.

Can you assign this policy as collateral?

Yes. While the insured is living, you can assign this policy or any interest in it. Your interest and the interest of any beneficiary are subject to the interest of the assignee. An assignment is not a change of ownership and an assignee is not an owner as these terms are used in this policy. We will pay any policy proceeds payable to the assignee in a single sum. You must give us a copy of any assignment. Any assignment is subject to any action taken or payment made by us before the assignment was recorded at our home office. We are not responsible for the validity of any assignment.

Premiums

What are the premium payments for this policy?

Three types of premium payments apply to this policy. We call these:

1. the initial premium;
2. scheduled premiums; and
3. unscheduled premiums.

What is the initial premium?

The initial premium is the premium due on the policy date of this policy.

What is the scheduled premium? Can it be changed?

The scheduled premium is the premium shown under Policy Data. It is payable at the stated interval that you selected in the application.

The scheduled premium will serve only as an indication of your intent as to the frequency and amount of future premium payments. You may change the amount or interval at any time by written request. You may also skip scheduled premium payments. Any change in amount may be subject to applicable tax laws and regulations.

Scheduled premiums may be paid annually, semi-annually, or quarterly. Payment at any other interval must be approved by us. Scheduled premium payments must be at least $25. We reserve the right to limit the amount of any increase in scheduled premiums.

Can you make unscheduled premium payments?

Yes. You can make additional premium payments of at least $25 at any time prior to the maturity date. We reserve the right to limit the number and amount of these unscheduled premiums. This includes our right to refuse such premiums if there is indebtedness on this policy.

Where are premiums payable?

Premiums must be paid or mailed to us at our home office or to an authorized agent. We will give you a receipt if you request one. A check or draft given for all or part of a premium, unless paid upon its presentation to the bank or person drawn on, will not be considered payment.

How are premium payments allocated?

Premium payments applied to the fixed account and the subaccounts will be allocated as specified in your application for this policy. You may choose any whole percentage for each account from 0% to 100%. By written request, you may change this allocation. The change will be effective for all premiums received after our receipt of the change. Premiums received before the policy date will be allocated initially to the fixed account. On the policy date, the policy value in the fixed account will be transferred to the subaccounts or remain in the fixed account in accordance with your premium allocation percentages. For any premium received on or after the policy date, the premium will be allocated in accordance with your premium allocation percentages. You may allocate your premium to no more than 9 accounts.

Can we restrict premium payments?

We reserve the right to refuse premiums and to return premiums with interest if such premiums would disqualify your policy from:

1. treatment as a life insurance policy under Code Sections 72, 101, and 7702; or
2. favorable tax treatment under Code Sections 72 and 101.

Is there a grace period for paying premiums?

Yes. If, on a monthly date, the cash surrender value is less than the monthly deduction for the policy month following such monthly date, a grace period of 61 days will begin. (The monthly deduction is described in the Policy Values section.) The grace period will give you time to pay a premium sufficient to continue your coverage. We will mail, to your last known address, a notice as to the premium needed so that the estimated cash surrender value will be sufficient to cover the next three monthly deductions.

If such premium is not paid within the grace period, all coverage under this policy will terminate without value at the end of the 61-day grace period.

If a claim by death during the grace period becomes payable under the policy, any overdue monthly deductions will be deducted from the proceeds.

If the death benefit guarantee is in effect as described in the provision below, the policy will not enter the grace period.

What is the death benefit guarantee?

Until the insured's attained age 70, or 5 years from the policy date, whichever is later, this policy will not terminate even if the cash surrender value is insufficient to cover the monthly deduction on a monthly date if (a) equals or exceeds (b) where:

(a) is the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness; and

(b) is the minimum monthly premium, as shown under Policy Data, times the number of months since the Policy Date, including the current month.

Minimum monthly premiums may be paid on other than a monthly basis as long as the sum of premiums paid is at least equal to the total required minimum monthly premiums at all times.

If on a monthly date, sufficient premiums have not been paid to maintain the death benefit guarantee, an additional period of 61 days will be allowed for the payment of a premium sufficient to pay the required monthly premiums.

Notice of such premium will be mailed to your last known address. If the premium is not paid within this period, the death benefit guarantee provision will no longer be in effect, and cannot be reinstated.

The minimum monthly premium will change if: 1) the specified amount is increased or decreased; or 2) riders are added, changed, or terminated. The new minimum monthly premium will apply from the date of the change.

A death benefit guarantee charge is included in the monthly deduction in the first 5 policy years or until the insured's attained age 70, whichever is later. The charge will not be taken if, as described above, the death benefit guarantee provision is no longer in effect. The initial death benefit guarantee charge is shown under Policy Data. It will change if: 1) the specified amount is increased or decreased; or 2) riders are added, changed, or terminated.

For any month in which the monthly deduction is being paid by a Waiver of Monthly Deduction Rider attached to this policy, the minimum monthly premium for that month will be zero.

Can you ever reinstate this policy?

This policy may be reinstated within 5 years after the end of the grace period, unless it was surrendered for cash. To do this, we will require all of the following:

1. your written request to reinstate the policy;
2. evidence of insurability of the insured satisfactory to us;
3. payment of a premium that will keep the policy in force for at least 3 months;
4. payment of the monthly deductions that were not collected during the grace period; and
5. payment or reinstatement of any indebtedness.

Surrender charges will also be reinstated.

The effective date of a reinstated policy will be the monthly date on or next following the date on which we approve the application for reinstatement.

The suicide and incontestability periods will apply from the effective date of reinstatement. We will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

Death Benefits

What is the death benefit provided by this policy?

The death benefit amount is used in determining the proceeds payable upon death if the insured dies while this policy is in force. It will be calculated based on the death benefit option in effect as of the date of the insured's death. One of two options will apply: Option 1 or 2. Both options are described below.

What is Option 1?

The death benefit under this option will be the greater of:

1. the specified amount; or
2. the percentage of policy value for the insured's attained age shown in the table below.

Under this option, the policy value of this policy is part of the specified amount. The initial specified amount is shown under Policy Data. Such amount may be changed as explained in the Policy Change section. A partial surrender will reduce the specified amount.

What is Option 2?

The death benefit under this option will be the greater of:

1. the policy value of this policy, plus the specified amount; or
2. the percentage of policy value for the insured's attained age shown in the table below.

Under this option, the policy value is not a part of the specified amount. The initial specified amount is shown under Policy Data. Such amount may be changed as explained in the Policy Change section.

Insured's Attained Age	Applicable Percentage	Insured's Attained Age	Applicable Percentage
40 or less	250	61	128
41	243	62	126
42	236	63	124
43	229	64	122
44	222	65	120
45	215	66	119
46	209	67	118
47	203	68	117
48	197	69	116
49	191	70	115
50	185	71	113
51	178	72	111
52	171	73	109
53	164	74	107
54	157	75-95	105
55	150	96	104
56	146	97	103
57	142	98	102
58	138	99	101
59	134	100	100
60	130		

Which death benefit option will apply?

You chose the death benefit option you wanted when you applied for this policy. The initial death benefit option is shown under Policy Data.

While this policy is in force, you may change the option as explained in Policy Change section.

Policy Change

Can you request to change the benefits of this policy?

Yes. While this policy is in force, you may request to decrease or increase the specified amount. You may also change the death benefit option from 1 to 2 or from 2 to 1. All such changes will be subject to the rules below.

What are the rules for changing the specified amount?

You may change the specified amount once per policy year by written request. Such request may only be made after the first policy year. The rules are as follows:

Decreases of the Specified Amount

1. Any decrease will be effective on the monthly date on or next following our receipt of your written request. Any such decrease will be applied in the following order:
   (a) against the specified amount provided by the most recent increase; then
   (b) against the next most recent increases successively; then
   (c) against the initial specified amount shown under Policy Data.
2. The specified amount that remains in force after a requested decrease may not be less than the minimum specified amount shown under Policy Data.
3. We reserve the right to decline to make any specified amount decrease that we determine would cause this policy to fail to qualify as life insurance under applicable tax laws.

Increases of the Specified Amount

The following rules apply to any increase in specified amount other than that resulting solely from a change in death benefit option.

1. You must apply for an increase by written request on a form satisfactory to us, and not later than the insured's age 75 anniversary.
2. You must furnish satisfactory evidence of insurability of the insured.
3. Any increase will be subject to our issue rules and limits at the time of increase.
4. The minimum increase in the specified amount is $10,000.
5. Any increase will be effective on the monthly date on or next following the date your application is approved.
6. A new schedule of surrender charges will apply to the amount of any increase in the specified amount. The cash surrender value must equal or exceed the increased surrender charges as provided in the Grace Period provision.

How do you change the death benefit option?

You may change the death benefit option once per policy year by written request. The change in option will be effective on the monthly date on or next following the date we approve your request.

If the death benefit is Option 2, it may be changed to Option 1. The new specified amount will be the Option 2 death benefit as of the effective date of change.

If the death benefit is Option 1, it may be changed to Option 2. The new specified amount will be the Option 1 death benefit, minus the policy value as of the effective date of change.

The specified amount after a change may not be less than the minimum specified amount shown under Policy Data.

We reserve the right to decline to make any death benefit option change that we determine would cause this policy to fail to qualify as life insurance under applicable tax laws.

For how long will the policy value continue your insurance?

If sufficient scheduled premium payments are not continued, insurance coverage under this policy and any benefits provided by riders will be continued until the cash surrender value is insufficient to cover the monthly deduction, as provided in the Grace Period provision. This provision will not continue the policy beyond the maturity date, nor will it continue any rider beyond the date for its termination as provided in the rider.

What is the basis used for policy values?

Values and reserves are equal to or greater than those required by law. Where required, a detailed statement of the method of computation of values and reserves has been filed with the insurance department of the state where this policy was delivered.

Will you receive information about the values of this policy?

Yes. At least once a year, we will send you a report that shows:

1. the current policy value;
2. premiums paid since the last report;
3. all charges since the last report;
4. indebtedness on this policy;
5. the current cash surrender value;
6. the current death benefit; and
7. partial surrenders since the last report.

Is there a paid-up insurance option?

Yes. By written request, the cash surrender value of this policy can be used to purchase an amount of paid-up insurance. The request may be made in the 30 days before any policy anniversary prior to the maturity date. If you request this option, you will be forfeiting all rights to make future premium payments. All riders will terminate. The paid-up insurance policy will be effective as of the policy anniversary after your written request.

The amount and the cash surrender value of the paid-up insurance will be based on the cost of insurance rates guaranteed in the policy, with 4.5% interest. This policy's death benefit and policy value, both as of the date of the paid-up policy's purchase, will also be used to compute the paid-up policy's insurance amount. The paid-up policy's insurance amount, minus its cash surrender value, cannot be greater than this policy's death benefit, minus its policy value. The amount purchased will remain level and will mature on the maturity date of this policy. Any cash surrender value that is not used to purchase the paid-up insurance amount will be paid to you. The amount of paid-up insurance will not be less than that required by law.

At any time before the insured's death, you may surrender the paid-up insurance for its cash surrender value.

Policy Loans

Can you borrow money on this policy? How?

By written request or other requests acceptable to us, you may obtain a loan from us whenever this policy has a loan value. The loan value of this policy is the only security required for your loan. A loan must be for at least $500. We will pay interest on the loaned amount at an annual rate of 4.5%.

If you do not specify the accounts from which the loan is to be made, the loan will be made from the fixed account and the subaccounts on a pro-rata basis.

The amount of any loan and any loan interest from the subaccounts will be transferred from the subaccounts to the fixed account.

Can we delay or suspend payment of a loan?

We will normally pay the portion of any loan from the subaccounts within 7 days after we receive your written request in our home office. We have the right, however, to suspend or delay the date of any loan from the subaccounts for any period:

1. when the New York Stock Exchange is closed; or
2. when trading on the New York Stock Exchange is restricted; or
3. when an emergency exists, and as a result:
   (a) disposal of securities held in the subaccounts is not reasonably practicable; or
   (b) it is not reasonably practicable to fairly determine the value of the assets of the subaccounts; or
4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of security holders.

Rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions set forth in the above items 2 and 3 exist.

For any loans from the fixed account, we have the right to postpone the loan for up to 6 months unless the loan is used to pay premiums on any policies you have with us.

What is the interest rate for a policy loan?

The interest rate for a policy loan is 6.1% per year and is payable in advance to your next policy anniversary, and annually in advance on each policy anniversary after that. If interest is not paid when it is due, it will be added to your loan and charged the same interest rate as your loan. The additional interest will be taken from the fixed account and the subaccounts using the monthly deduction allocation percentages.

If the value in the fixed account or any subaccount is insufficient to pay the additional interest, the entire additional interest will be taken from the fixed account and the subaccounts on a pro-rata basis.

What is the maximum loan value of this policy?

You can borrow an amount up to 85% of the policy value minus surrender charges. We calculate the policy value as of the date of the loan.

Interest to pay for the loan until the next policy anniversary will be included in determining the maximum loan value.

When can you repay your loan?

Your loan can be repaid in full or in part at any time before the insured's death and while this policy is in force. A loan that exists at the end of the grace period may not be repaid unless this policy is reinstated.

Repayments should be clearly marked as "loan repayments"; otherwise, they will be credited as premiums. They must be in amounts of at least $25. They will be allocated to the fixed account and the subaccounts according to the premium allocation percentages in effect unless you tell us otherwise.

What if your loan is not repaid?

Failure to repay a loan or to pay loan interest will not terminate this policy unless the cash surrender value is insufficient to cover the monthly deduction, as provided in the Grace Period provision. This would happen if indebtedness exceeded the policy value, minus surrender charges.

Policy Surrender

Can you surrender this policy?

Yes. You may surrender this policy for its cash surrender value at any time. Your request must be in writing. Upon surrender for the cash surrender value, this policy will terminate.

The cash surrender value of this policy is:

1. the policy value at the time of surrender; minus
2. any indebtedness on this policy; minus
3. any applicable surrender charges as shown under Policy Data.

Surrender charges are shown under Policy Data. They apply in the first 10 years of the policy years and for 10 years following any increases in specified amount.

Is a partial surrender possible?

Yes. By written request or other requests acceptable to us, you may partially surrender this policy for an amount less than the cash surrender value. Partial surrenders are subject to the rules below and payment of the Partial Surrender Fee shown under Policy Data. We reserve the right to limit the frequency of partial surrenders you may request.

If death benefit Option 1 is in effect, both the specified amount and the policy value will be reduced by the amount of surrender and Partial Surrender Fee. If death benefit Option 2 is in effect, the policy value will be reduced by the amount of surrender and the Partial Surrender Fee.

What are the rules for a partial surrender?

The following rules will apply to any partial surrender:

1. partial surrenders may not be made in the first policy year;
2. the minimum amount that may be surrendered is $500;
3. the partial surrender amount cannot exceed 85% of the full cash surrender value;
4. the specified amount that remains in force may not be less than the minimum specified amount shown under Policy Data;
5. the surrender amount and Partial Surrender Fee will be deducted from the policy value at the time of each partial surrender. The Partial Surrender Fee will not exceed 2% of the partial surrender amount; and
6. we reserve the right to decline a request for a partial surrender that we determine would cause this policy to fail to qualify as life insurance under applicable tax laws.

If you do not specify the accounts from which the surrender is to be made, the surrender will be made from the fixed account and the subaccounts on a pro-rata basis.

Can we delay or suspend payment of a surrender?

We will normally pay the portion of any surrendered amount from the subaccounts within 7 days after we receive your written request in our home office. We have the right, however, to suspend or delay the date of any surrender payment from the subaccounts for any period:

1. when the New York Stock Exchange is closed; or
2. when trading on the New York Stock Exchange is restricted, or
3. when an emergency exists, and as a result:
   (a) disposal of securities held in the subaccounts is not reasonably practicable; or
   (b) it is not reasonably practicable to fairly determine the value of the assets of the subaccounts; or
4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of security holders.

Rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions set forth in the above items 2 and 3 exist.

For any surrender request from the fixed account, we have the right to postpone the payment for up to 6 months. If we postpone payment more than 30 days, we will also pay you interest. The interest will be paid at the rate of 3% per year based on the amount surrendered for the period of postponement.

Subaccounts

What are the subaccounts?

The subaccounts are separate investment accounts of ours. They are named under Policy Data. We have allocated a part of our assets for this and certain other policies to the subaccounts. Such assets remain our property. They cannot be charged, however, with liabilities from any other business in which we may take part.

What are the investments of the subaccounts?

Net premiums and transfers will be allocated as you specify. Each subaccount will buy the investment shown for that subaccount under Policy Data or as later added or changed.

How do we value the subaccounts?

The subaccount value is determined by multiplying the number of accumulation units credited to the subaccount by the appropriate accumulation unit values.

What are subaccount accumulation units?

The number of accumulation units for each of the subaccounts is found by dividing: (1) the amount allocated to the subaccount; by (2) the subaccount's accumulation unit value for the valuation period in which we received the premium payment, transfer request, or partial surrender request.

What is the subaccount accumulation unit value?

The value of an accumulation unit for each of the subaccounts was arbitrarily set at $1 when the first investments were bought. The value for any later valuation period is found as follows:

> The accumulation unit value for a subaccount for the last prior valuation period is multiplied by such subaccount's net investment factor for the following valuation period. The result is the accumulation unit value. The value of an accumulation unit may increase or decrease from one valuation period to the next.

What is the net investment factor? How is it determined?

The net investment factor is an index applied to measure the investment performance of a subaccount from one valuation period to the next. The net investment factor may be greater or less than one; therefore, the value of an accumulation unit may increase or decrease.

To find the net investment factor of any such subaccount for any valuation period, we divide (1) by (2), and subtract (3) from the result, where:

(1) is the net result of:

a. the net asset value per share of the Portfolios or value of the units of the Trusts held in the subaccount determined at the end of the current valuation period; plus

b. the per-share amount of any dividend or capital gain distributions made by the investment held in the subaccount, if the "ex-dividend" date occurs during the current valuation period; plus or minus

c. a per-share charge or credit for any taxes reserved for the current valuation period that we determine to have resulted from the investment operations of the subaccount;

Policy Values

What is the policy's value?

On a given date, the policy value is equal to the fixed account value plus the variable account value.

What is the fixed account value?

On the policy date, the fixed account value equals: 1) the portion of the initial net premium allocated to the fixed account, plus any interest credited on such portion before the policy date; minus 2) the portion of the monthly deduction allocated to the fixed account for the first policy month.

On any subsequent date, the fixed account value will be calculated as:

a + b + c - d - e

where:

(a) is the fixed account value on the preceding monthly date plus interest thereon from the preceding monthly date to the date of calculation;

(b) is the portion of net premiums allocated to the fixed account and received since the preceding monthly date, plus interest on such portions from the date such net premiums were received to the date of calculation;

(c) is the amount of any transfers from the subaccounts, including loan transfers, to the fixed account since the preceding monthly date, plus interest on such transferred amounts from the effective dates of such transfers to the date of calculation;

(d) is the amount of any transfers from the fixed account, including loan repayment transfers, to the subaccounts since the preceding monthly date, plus interest on such transferred amounts from the effective dates of such transfers to the date of calculation; and

(e) is the amount of any partial surrenders and Partial Surrender Fees allocated to the fixed account since the preceding monthly date, plus interest on such surrendered amounts from the effective date of such partial surrenders to the date of calculation.

If the date of calculation is a monthly date, the fixed account value will also be reduced by the portion of the monthly deduction allocated to the fixed account for the policy month following the monthly date.

What is the variable account value?

The variable account value is the sum of the values of the subaccounts under this policy as shown under Policy Data.

On the policy date, the value of each subaccount equals: 1) the portion of the initial net premium allocated to the subaccount, plus any interest credited on such portion before the policy date; minus 2) the portion of the monthly deduction allocated to the subaccount for the first policy month.

On any subsequent date, the value of each subaccount will be calculated as:

a + b + c - d - e - f

where:

(a) is the value of the subaccount on the preceding valuation date, multiplied by the net investment factor for the current valuation period;

(b) is the net premiums received and allocated to the subaccount during the current valuation period;

(c) is the amount of any transfers from other subaccounts or the fixed account, including loan repayment transfers, to the subaccount during the current valuation period;

(d) is the amount of any transfers to other subaccounts or the fixed account, including loan transfers, from the subaccount during the current valuation period;

(e) is the amount of partial surrender and Partial Surrender Fee allocated to the subaccount during the current valuation period;

(f) is the portion of any monthly deduction during the current valuation period allocated to the subaccount for the policy month following the monthly date.

What is the monthly deduction?

A deduction will be made each monthly date for the cost of insurance, Policy Fee, the cost of any riders, and the death benefit guarantee charge for the policy month following such monthly date. The monthly deduction for a policy month will be calculated as:

(a) + (b) + (c) + (d)

where:

(a) is the cost of insurance for the policy month;

(b) is the Policy Fee shown under Policy Data. We reserve the right to change the Policy Fee, but it will never exceed $7.50 per month;

(c) is the cost of any policy riders for the policy month; and

(d) is the death benefit guarantee charge shown under Policy Data.

The monthly deduction will be taken from the fixed account and the subaccounts according to the monthly deduction allocation percentages specified in your application for this policy. You may choose any whole percentage for each account from 0% to 100%. By written request, you may change the percentages. Any change will be effective for monthly deductions taken thereafter.

The monthly deduction will be taken from the fixed account and the subaccounts on a pro-rata basis if: 1) the value in the fixed account or in any subaccount is insufficient to pay the portion of the monthly deduction so allocated; or 2) you do not specify the account or subaccounts from which the monthly deduction is to be taken.

How is the cost of insurance calculated?

The cost of insurance for a policy month is calculated as:

a x (b - c) + d

where:

(a) is the cost of insurance rate described below;

(b) is the death benefit on the monthly date divided by 1.0036748;

(c) is the policy value at the beginning of the policy month. At this point, the policy value has been reduced by the monthly deduction except for the part of the monthly deduction that pays for the cost of insurance; and

(d) is the amount of any flat extra insurance charges as shown under Policy Data.

If the policy value is included in the specified amount and there have been changes in the specified amount, the policy value is considered a pro-rata part of each specified amount.

What is the cost of insurance rate?

The cost of insurance rate is the rate applied to the insurance under this policy to determine the monthly deduction. It is based on the sex, attained age, and rate classification of the insured. "Attained Age" means age on the prior policy anniversary.

We may change monthly cost of insurance rates from time to time. Any change in the cost of insurance rate will apply to all individuals of the same rating class as the insured. We will determine monthly cost of insurance rates based on our expectations as to future mortality experience. The cost of insurance rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown in this policy on pages 4 and 5. These rates are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables, Age Nearest Birthday.

What interest rate is used to determine the fixed account value?

The guaranteed interest rate applied in the calculation of the fixed account value is .36748% per month compounded monthly. This is equivalent to 4.5% per year compounded yearly. Interest in excess of the guaranteed rate may be applied in the calculation of the fixed account value at such increased rates and in such manner as we may determine.

Interest in excess of 4.5% on an annual basis, however, will not be applied to the portion of the policy value that equals any indebtedness due us.

(2) is the net result of:

a. the net asset value per share of the Portfolios or value of units of the Trusts held in the subaccount, determined at the end of the last prior valuation period; plus or minus

b. the per-share charge or credit for any taxes reserved for the last prior valuation period; and

(3) is the net result of:

a. a factor representing the Mortality and Expense Risk Charge; plus

b. for subaccounts investing in the Trusts, a factor representing recovery of transaction charges.

What deductions are made from the subaccounts?

The Mortality and Expense Risk Charge compensates us for assuming the mortality and expense risks under this policy. It is equal, on an annual basis, to .9% of the daily value of the subaccounts. The deduction will be (1) made from each subaccount; and (2) computed on a daily basis.

In addition, a charge is made against subaccounts investing in the Trusts to reimburse us for transaction charges we incur acquiring units. It will not exceed, on an annual basis, .5% of the daily value of the subaccounts investing in the Trusts. The deduction will be (1) made from each subaccount investing in the Trusts, and (2) computed on a daily basis.

Can the investments of the subaccounts be changed?

This would happen if laws or regulations changed, the investment became unavailable, or, in the judgement of IDS Life, the investment were no longer suitable for the subaccounts. If any of these situations occurred, we would have the right to substitute investments other than those shown under Policy Data. We would first seek the approval of the Securities and Exchange Commission and, where required, the insurance regulator of the state where this policy is delivered.

Can transfers be made among your subaccounts and fixed account?

By written request or other requests acceptable to us, you may transfer all or part of the value of a subaccount to one or more of the other subaccounts or to the fixed account. The amount transferred, however, must be at least: 1) $250; or 2) the total value in the subaccount, if less. Only 5 such transfers may be made in a policy year. We may suspend or modify this transfer privilege at any time with the necessary approval of the Securities and Exchange Commission.

You may also transfer from the fixed account to the subaccounts once a year, but only on the policy anniversary or within 30 days after such policy anniversary. If you make this transfer, you cannot transfer from the subaccounts back into the fixed account until the next policy anniversary. If we receive your written request within 30 days before the policy anniversary date, the transfer from the fixed account to the subaccounts will be effective on the anniversary date. If we receive your written request within 30 days after the policy anniversary date, the transfer from the fixed account to the subaccounts will be effective on the date we receive the request. The minimum transfer amount is $250 or the fixed account value minus indebtedness, if less. The maximum transfer amount is the fixed account value, minus indebtedness. We may suspend or modify this transfer privilege at any time.

You may have value in no more than 9 accounts at any time.

Payment of Policy Proceeds

How are the proceeds paid?

We will pay the proceeds in a single sum unless a payment option has been selected. The date on which the proceeds are paid in a lump sum or first placed under a payment option is the settlement date. All proceeds are payable at our home office. We will pay interest at a rate not less than 4% per year on single sum death proceeds from the date of the insured's death to the settlement date.

What are the payment options other than a single sum?

During the insured's lifetime, you may request in writing that we pay the proceeds under one or more of the payment options shown below, or that we change a prior election. You may elect other payment options not shown if we agree.

Unless we agree otherwise, however, a payment option may be selected only if the payments are to be made to a natural person in that person's own right. Also, the amount of proceeds placed under a payment option must be at least $5,000.

Option A - Interest Payments

We will pay interest on proceeds placed under this option at the rate of 4% per year compounded annually. We will make regular interest payments at intervals and for a period that is agreeable to both you and us. At the end of any payment interval, a withdrawal of proceeds may be made in the amount of at least $100. At any time, all of the proceeds that remain may be withdrawn or placed under a different payment option approved by us.

Option B - Payments for a Specified Period

We will make monthly payments for a specified number of years. The amount of each monthly payment for each $1,000 placed under this option is shown in the table below. Monthly payment amounts for years not shown will be furnished upon request.

Option B Table

Number of Years	Monthly Payment/$1000
5	$18.32
10	10.06
15	7.34
20	6.00
25	5.22
30	4.72

Option C - Lifetime Income

We will make monthly payments for the life of the person (the payee) who is to receive the income. Payment will be guaranteed for either 10, 15, or 20 years. The amount of each monthly payment for each $1,000 placed under this option will be based on our Table of Settlement Rates in effect at the time of the first payment. The amounts will not be less than those shown in the table below for the sex and Adjusted Age of the payee on the due date of the first payment. (See Adjusted Age Table.)

Monthly income amounts for any Adjusted Age not shown in the following table will be furnished upon request.

Option C Table **M = Male F = Female**

Adjusted Age Payee	Life Income per $1,000 with Payments Guaranteed for 10 years M	10 years F	15 years M	15 years F	20 years M	20 years F
50	4.81	4.47	4.74	4.45	4.65	4.40
55	5.20	4.80	5.09	4.74	4.94	4.67
60	5.70	5.22	5.51	5.12	5.24	4.98
65	6.35	5.77	5.98	5.58	5.54	5.32
70	7.14	6.50	6.47	6.12	5.77	5.63
75	8.00	7.40	6.87	6.64	5.91	5.85

Adjusted Age Table

The Adjusted Age is the age on the payee's nearest birthday, minus an "adjustment" based on the year of birth of the payee as follows:

Calendar Year of Payee's Birth	Adjustment	Calendar Year of Payee's Birth	Adjustment
Prior to 1920	0	1945 - 1949	6
1920 - 1924	1	1950 - 1959	7
1925 - 1929	2	1960 - 1969	8
1930 - 1934	3	1970 - 1979	9
1935 - 1939	4	1980 - 1989	10
1940 - 1944	5	After 1989	11

Will a supplemental contract be prepared if proceeds are placed under a payment option?

If a payment option is requested, we will prepare an agreement stating the terms under which payments will be made. The agreement will include statements about withdrawal value, if any, and to whom remaining proceeds will be paid if the payee dies.

Can a beneficiary request a payment option?

After the insured's death but before any proceeds are paid, the beneficiary may select a payment option by written request to us. You may provide, however, that the beneficiary will not be permitted to change the payment option you have selected.

Are excess interest earnings payable by us?

On each anniversary of the settlement date, we will determine excess interest, if any, on payment option deposits. Any such excess interest will be paid under Option A or B.

Endorsement

This endorsement is made a part of this policy to which it is attached. It further explains certain terms of this policy.

The provision entitled **What is the interest rate for a policy loan?** is changed to read as follows:

What is the interest rate for a policy loan?

During the first ten policy years the interest rate for policy loans is 6.1% per year and is payable in advance to the next policy anniversary and annually in advance on each policy anniversary thereafter to the tenth policy anniversary.

After the first ten years the interest rate for policy loans will be 4.5% divided by 1.045, which is the equivalent to 4.30622% per year. Interest is payable in advance to the next policy anniversary and annually in advance on each policy anniversary thereafter. We reserve the right to increase this interest rate to a maximum of 6.1% per year.

If interest is not paid when it is due, it will be added to your loan and charged the same interest rate as your loan. The additional interest will be taken from the fixed account and the subaccounts using the monthly deduction allocation percentages.

If the value in the fixed account or any subaccount is insufficient to pay the additional interest, the entire additional interest will be taken from the fixed account and the subaccounts on a pro-rata basis.

This endorsement is issued as of the policy date of the policy.

IDS Life Insurance Company

William A. Stoltzmann

Secretary

30961

Flexible Premium Variable Life Insurance Policy

- Adjustable death benefit payable at insured's death prior to the maturity date.
- Cash surrender value payable on the maturity date.
- Flexible premiums payable during the lifetime of the insured until the maturity date.
- Death Benefit Guarantee
- This policy is nonparticipating. Dividends are not payable.

IDS Life Insurance Company
IDS Tower 10
Minneapolis, Minnesota 55440